Filed by Kraft Foods Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Cadbury plc

Commission File No.: 333-06444

The following communications are available at www.transactioninfo.com/kraftfoods and/or www.kraftfoodscompany.com and/or were otherwise disseminated by Kraft Foods Inc. on April 1, 2010.

Forward-looking statements

These communications contain forward-looking statements regarding Kraft Foods’ combination with Cadbury. Such statements include, but are not limited to, statements about the benefits of the combination and other such statements that are not historical facts, which are or may be based on Kraft Foods’ plans, estimates and projections. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kraft Foods’ control, that could cause Kraft Foods’ actual results to differ materially from those indicated in any such forward-looking statements. Such factors include, but are not limited to, the risk factors, as they may be amended from time to time, set forth in Kraft Foods’ filings with the Securities and Exchange Commission (“SEC”), including the registration statement on Form S-4, as amended from time to time, filed by Kraft Foods in connection with the offer for Cadbury, Kraft Foods’ most recently filed Annual Report on Form 10-K and any subsequent reports on Forms 10-Q and 8-K. Kraft Foods disclaims and does not undertake any obligation to update or revise any forward-looking statement in these communications, except as required by applicable law or regulation.

Additional U.S.-related information

Each of these communications is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cadbury or Kraft Foods. Kraft Foods has filed a registration statement and tender offer documents, including subsequent amendments, and Cadbury has filed a solicitation/recommendation statement on Schedule 14D-9, including subsequent amendments, with the SEC in connection with the recommended offer. Cadbury ordinary shareholders who are U.S. or Canadian residents and holders of Cadbury American Depositary Shares, wherever located, should read those filings, and any other filings made by Kraft Foods and Cadbury with the SEC in connection with the recommended offer, as they contain important information. Those documents, as well as Kraft Foods’ other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Kraft Foods’ website at www.kraftfoodscompany.com.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF THAT JURISDICTION

For Immediate Release

1 April 2010

OFFER

by

KRAFT FOODS INC.

for

CADBURY PLC

Offer Update

Introduction

On 2 February 2010, Kraft Foods declared its recommended Final Offer wholly unconditional.

On 15 February 2010, Kraft Foods commenced the procedure under Chapter 3 of Part 28 of the 2006 Act to acquire compulsorily all of the Cadbury Shares (including any Cadbury Shares represented by Cadbury ADSs) outstanding as at 12 February 2010 which it did not already hold or had not already acquired, contracted to acquire or in respect of which it had not already received valid acceptances of the Final Offer. The statutory period for objections to the compulsory acquisition ended on 29 March 2010 and, no objections having been received, Kraft Foods is in the process of completing the acquisition of those Cadbury Shares.

In accordance with Rule 31.2 of the Takeover Code, Kraft Foods has today sent a notification to Cadbury Securityholders who have not yet accepted the Final Offer and whose Cadbury Shares (including those represented by Cadbury ADSs) have not been compulsorily acquired and to persons with information rights, that Kraft Foods will close the Final Offer at 1.00 p.m. (London time)/8.00 a.m. (New York City time) on 16 April 2010.

Cadbury Securityholders who have not yet accepted the Offer and whose Cadbury Shares (including those represented by ADSs) have not been subject to compulsory acquisition who wish to accept the Offer should take action to accept the Offer as soon as possible and, in any event, by no later than 1.00 p.m. (London time)/8.00 a.m. (New York City time) on 16 April 2010. Details of the procedures for accepting the Offer are set out in the Final Offer Documents (including, in the case of certificated Cadbury Shares and

Cadbury ADSs, the Final Acceptance Forms) and in subsequent communications from Kraft Foods. The Final Offer Documents are also available on Kraft Foods’ website (www.transactioninfo.com/kraftfoods).

Further information

If you have questions in relation to the Offer and you are not a Cadbury US Shareholder, Cadbury Canadian Shareholder or Cadbury ADS Holder, please telephone Computershare Investor Services PLC on 0870 889 3144 (from within the UK), or on +44 870 889 3144 (from outside the UK).

If you have questions in relation to the Offer and you are a Cadbury US Shareholder, Cadbury Canadian Shareholder or Cadbury ADS Holder, please telephone Georgeson on +1 (212) 440-9800 (Banks and Brokers), +1 (800) 868-1391 (Toll-Free in the United States) or +1 (212) 806-6859 (from outside the United States).

Other than as expressly set out in this announcement, capitalised terms used in this announcement shall have the meaning given to them in the Final Offer Document published by Kraft Foods on 19 January 2010.

Enquiries

Kraft Foods

Perry Yeatman	(Media)	+1 847 646 4538
Chris Jakubik	(Investors)	+1 847 646 5494

Brunswick Group (public relations)

Richard Jacques		+44 20 7404 5959
Jonathan Glass		+44 20 7404 5959

Further information

This announcement does not constitute, and must not be construed as, an offer to sell or an invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase or subscribe for any securities, pursuant to the Offer or otherwise. The Offer is being made by the Original Offer Documents, the Final Offer Documents and accompanying documentation (the “Offer Documentation”). Cadbury Securityholders who accept the Offer may rely only on the Offer Documentation for all the terms and conditions of the Offer.

This announcement is not a prospectus for the purposes of the EU Prospectus Directive. Cadbury Securityholders in the EU should not tender their shares except on the basis of information in the prospectus published pursuant to the EU Prospectus Directive on Kraft Foods’ website (as supplemented from time to time). In making their decision whether or not to accept the Offer, Cadbury Securityholders who are South African residents will need to take into account the Excon Regulations, and consider whether or not their acceptance of the Offer and their subsequent receipt of consideration for their Cadbury Shares from Kraft Foods, whether in the form of cash and/or New Kraft Foods Shares, will be in compliance with the Excon Regulations.

The release, publication or distribution of this announcement and any other Offer-related documentation in jurisdictions other than the UK, the US, Canada, France, Ireland or Spain, and the availability of the Offer to Cadbury Securityholders who are not resident in such jurisdictions may be affected by the laws or regulations of relevant jurisdictions. Therefore any persons who are subject to the laws and regulations of any jurisdiction other than the UK, the US, Canada, France, Ireland or Spain, and Cadbury Securityholders who are not resident in such jurisdictions should inform themselves of and observe any applicable requirements.

Forward-looking statements

This announcement contains forward-looking statements regarding the Final Offer. Such statements include, but are not limited to, statements about the benefits of the combination and other such statements that are not historical facts, which are or may be based on Kraft Foods’ plans, estimates and projections. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kraft Foods’ control, that could cause Kraft Foods’ actual results to differ materially from those indicated in any such forward-looking statements. Such factors include, but are not limited to, the risk factors, as they may be amended from time to time, set forth in Kraft Foods’ filings with the US Securities and Exchange Commission (“SEC”), including the registration statement on Form S-4, as amended from time to time, filed by Kraft Foods in connection with the Final Offer, Kraft Foods’ most recently filed Annual Report on Form 10-K and any subsequent reports on Forms 10-Q and 8-K. Kraft Foods disclaims and does not undertake any obligation to update or revise any forward-looking statement in this announcement, except as required by applicable law or regulation.

Additional US-related information

This announcement is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cadbury or Kraft Foods. Kraft Foods has filed a registration statement and tender offer documents, including subsequent amendments, and Cadbury has filed a solicitation/recommendation statement on Schedule 14D-9, including subsequent amendments, with the SEC in connection with the recommended Final Offer. Cadbury Shareholders who are US or Canadian residents and holders of Cadbury ADSs, wherever located, should read those filings, and any other filings made by Kraft Foods and Cadbury with the SEC in connection with the recommended Final Offer, as they contain important information. Those documents, as well as Kraft Foods’ other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Kraft Foods’ website at www.kraftfoodscompany.com.

THIS LETTER IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the offer or what action you should take, we recommend you seek your own personal financial advice immediately from your stockbroker, bank manager, attorney, accountant, fund manager or other appropriately authorized independent financial advisor. You should read this letter in conjunction with the prospectus/offer to exchange relating to the recommended final offer dated January 29, 2010 (the “Final U.S. Offer Document”). Unless the context requires otherwise, words and expressions defined in the Final U.S. Offer Document have the same meaning in this letter.

If you have sold or otherwise transferred all your Cadbury ADSs or Cadbury ordinary shares, you should send this letter and the accompanying documents as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee. If you have sold or otherwise transferred only part of your holding of Cadbury ADSs or Cadbury ordinary shares, you should retain these documents and consult the stockholder, bank or other agent through whom the sale or transfer was effected.

If you are not a Cadbury ADS holder (wherever located) or a U.S. holder (within the meaning of Rule 14d-1(d) under the Securities Exchange Act of 1934 (as amended)) or a Canadian resident who holds Cadbury ordinary shares please disregard this letter and you should contact Georgeson Inc. at (800) 868 1391 from within the U.S. or (212) 806-6859 from outside the U.S.

If you have recently accepted the Offer and your acceptance is valid and complete in all respects, please ignore this letter.

To:	Cadbury shareholders in the U.S. and Canada and Cadbury ADS holders (wherever located) who have not yet validly accepted the Offer made by Kraft Foods Inc.

April 1, 2010

Dear Sir or Madam,

Closing of the Offer

Kraft Foods Inc. (“Kraft Foods”) announced on February 2, 2010 that all the conditions to its recommended final offer (the “Offer”) for the entire issued and to be issued share capital of Cadbury plc (“Cadbury”) had been satisfied or waived and that the Offer had become wholly unconditional.

In accordance with Rule 31.2 of The City Code on Takeovers and Mergers (U.K.), we write to give notice that Kraft Foods will close the Offer at 8.00 a.m. (New York City time)/1.00 p.m. (London time) on April 16, 2010.

Cadbury Securityholders who have not yet accepted, and wish to accept, the Offer should take action to accept the Offer as soon as possible and, in any event, by no later than 8.00 a.m. (New York City time)/1.00 p.m. (London time) on April 16, 2010. Details of the procedures for accepting the Offer are set out in the Final U.S. Offer Document (including, in the case of certificated Cadbury ordinary shares, the Form of Acceptance and, in the case of certificated Cadbury ADSs, the ADS Letter of Transmittal) and in subsequent communications from Kraft Foods.

This letter should be read in conjunction with the Final U.S. Offer Document and other Offer-related documents that have been sent to you. Additional copies of these documents may be obtained from Georgeson Inc. at the telephone numbers set out below.

Please contact Georgeson Inc. who may be called between 9:00 a.m. and 11:00 p.m. (New York City time) Monday to Friday (except U.S. public holidays) or between 10:00 a.m. and 4:00 p.m. on Saturdays at (212) 440-9800 (for Banks and Brokers), (800) 868-1391 (from within the U.S.) or (212) 806 6859 (from outside the U.S.) if you have any questions.

Yours faithfully

for and on behalf of Kraft Foods Inc.

Carol J. Ward

Vice President and Corporate Secretary

Notes:

1.	The Directors of Kraft Foods Inc. accept responsibility for the information contained in this letter and to the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this letter is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.	Forward-looking statements. This letter contains forward-looking statements regarding the Offer. Such statements include, but are not limited to, statements about the benefits of the combination with Cadbury and other such statements that are not historical facts, which are or may be based on Kraft Foods’ plans, estimates and projections. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kraft Foods’ control, that could cause Kraft Foods’ actual results to differ materially from those indicated in any such forward-looking statements. Such factors include, but are not limited to, the risk factors, as they may be amended from time to time, set forth in Kraft Foods’ filings with the U.S. Securities and Exchange Commission (“SEC”), including the registration statement on Form S-4, as amended from time to time, filed by Kraft Foods in connection with the Offer, Kraft Foods’ most recently filed Annual Report on Form 10-K and any subsequent reports on Forms 10-Q and 8-K. Kraft Foods disclaims and does not undertake any obligation to update or revise any forward-looking statement in this letter, except as required by applicable law or regulation.

3.	Additional U.S.-related information. This letter is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cadbury or Kraft Foods. Kraft Foods has filed a registration statement and tender offer documents, including subsequent amendments, and Cadbury has filed a solicitation/recommendation statement on Schedule 14D-9, including subsequent amendments, with the SEC in connection with the Offer. Cadbury shareholders who are U.S. or Canadian residents and holders of Cadbury ADSs, wherever located, should read those filings, and any other filings made by Kraft Foods and Cadbury with the SEC in connection with the Offer, as they contain important information. Those documents, as well as Kraft Foods’ other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Kraft Foods’ website at www.kraftfoodscompany.com.